

September 21, 2012

<u>Via E-mail</u>
Mr. Yasuhiro Sato
Chief Executive Officer
Mizuho Financial Group, Inc.
5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8333 Japan

  Re: Mizuho Financial Group, Inc.
    Form 20-F for the Fiscal Year Ended March 31, 2012
    Filed July 23, 2012
    File No. 001-33098

Dear Mr. Sato:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5 - Operating and Financial Review and Prospects, page 46

Impaired Loans, page 89

Loan Modifications, page 90

1. It is not clear how the amounts presented on page 92 (i.e. allowance for loan losses on impaired loans and allowance for loan losses on non-impaired loans) reconcile to the

amounts presented in the table on page F-43. Please explain these inconsistencies and revise your future filings, as necessary.

Liquidity, page 98

2.   Please expand your liquidity discussion to provide a more detailed and comprehensive discussion of your liquidity. For example, tell us whether you maintain and monitor a liquidity pool consisting of highly liquid, unencumbered assets. If so, discuss this pool and the different components, quantify the related balance as of the balance sheet date along with the weighted average outstanding during the period, and discuss whether this is maintained at the parent level, or a lower level such as individual subsidiary, country or business unit level. To the extent that multiple pools are maintained at different levels, consider providing further granular data about these different liquidity pools. Lastly, discuss how you manage the reserve levels between these levels as well as any regulatory requirements for minimum amounts at various levels.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 162

Value-at-Risk, page 168

3.   We note you use the VaR method, supplemented with stress testing, as your principal tool to measure market risk. Please address the following and expand your disclosure in future filings as appropriate:
*   Tell us the number of different VaR models that are used to determine your total trading VaR, and discuss the drivers regarding the need to use multiple different models.
*   Tell us how all of the different VaR models used are aggregated to arrive at your total trading VaR as well as the individual market risk categories disclosed. For example, clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined.
*   Clarify whether your stressed VaR scenarios use all of the base VaR models with more stressed assumptions or if you use different models than your unstressed VaR scenarios. To the extent that different models are used to capture that risk, please tell us the drivers as to why.
*   Tell us whether the VaR models used for regulatory capital purposes are the same as the VaR models used for your market risk disclosures. To the extent that certain of the models used for both purposes differ, please tell us the drivers behind those differences.
*   Discuss the process and validation procedures in place prior to implementing significant model and assumption changes. For example, discuss the approval process required, back-testing procedures performed, and periods of parallel model runs before implementation.

- To the extent that all or some of your VaR models used for your market risk disclosures are different than those used to calculate regulatory capital, please tell us whether the model review process and model oversight processes are the same for both. As part of your response, please clarify when approval is required from any of your regulators regarding VaR model changes.
- Given that your VaR models are evolving over time, tell us how you consider when disclosure is required under Item 11(a)(4) of Form 20-F regarding model, assumptions and parameter changes.

Notes to Consolidated Financial Statements, page F-12

Note 1 – Basis of presentation and summary of significant accounting policies, page F-12

Basis of presentation, F-12

4.   We note from your disclosure on page 44 (Organizational Structure) that you own a 50% equity interest in DIAM (an equity method affiliate) and a 50% ownership and voting interest in Mizuho Capital, LTD (a consolidated subsidiary) as of March 31, 2012. Please provide us with your accounting analysis supporting your accounting treatment (i.e. equity method vs. consolidation) for the aforementioned entities. In addition, please revise your future filings to clearly disclose your consolidation policy for equity method and consolidated affiliates.

Loans, page F-15

5.   We note that loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. We also note that loans designated as TDRs return to accrual status when the borrower qualifies for a rating of D or above, based on the company's internal rating system. Please tell us, and clarify in your future filings whether nonaccrual loans not designated as TDRs would return to accrual status when the borrower qualifies for a rating of D or better. In addition, disclose the length of time a borrower must maintain a rating of D or better for its respective loan to return to accrual status.

Note 5 – Loans, page F-34

Troubled Debt Restructurings, page F-38

6.   As it relates to your TDR disclosures, please address the following in your future filings:
- Disclose the financial effects (i.e., pre- and post- recorded investment amounts) of the modifications granted.
- Discuss whether you have a policy limiting the number of modifications that can be performed for a specific loan.

- In regards to your TDRs that have subsequently defaulted, as disclosed on page F-39, discuss whether subsequent default rates for TDRs that have been remodified with additional concessions and whether the default rate is higher or lower than TDR's that have not had any additional concessions. Also, discuss whether you have recognized additional allowances for these loans upon re-modification of these TDRs.

Note 24 – Commitments and contingencies, page F-78

Legal Proceedings, page F-82

7.   We note your disclosure related to a dispute involving your Indonesian subsidiary, specifically that your financial statements do not include a reserve because you do not believe the resolution will have a significant impact on your consolidated financial condition or results of operations. Please explain to us how your accounting treatment is consistent with ASC 450-20-25-2. In addition, please expand your disclosure in future filings to provide the disclosures required by ASC 450-20-50. See also our comment below.

8.   We note from your disclosure on page 59 that you have entered into an agreement with the Japan Bankers Association, a designated dispute resolution institution, to expeditiously resolve customer complaints (related to customers' losses on derivatives). Subsequently, you recorded ¥20 billion in write-offs and accrued an additional ¥13 billion in the fiscal year ended March 31, 2012 related to future write-offs as a result of incurred losses related to financial alternative dispute resolutions in relation to customers' complaints. Please explain to us your basis for not providing contingency disclosures as required under ASC 450 and provide us with your proposed disclosures for future filings, as applicable.

Note 29 – Fair Value, page F-88

9.   It appears from your disclosure on page 102 that you record adjustments in your determination of fair value for your financial liabilities resulting from changes in your own credit risk. Please revise your future filings to quantify such adjustments, to the extent material, and describe in further detail the methodologies used when factoring your own credit risk on derivatives and other fair value financial liabilities.

Note 28 – Trading account gains and losses, page F-88

10.   We note that you present your trading account gains and losses on a net basis. Please revise your future filings to present your trading activities on a gross basis.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or me, at (202) 551-3872 if you have any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief